UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2012
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 29, 2012, announcing the Company's preliminary financial results for the quarter ended September 30, 2012.

EXHIBIT 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2012 results and quarterly dividend of $0.39 per share

Hamilton, Bermuda, November 29, 2012. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended September 30, 2012.

Highlights

•	Declares a third quarter dividend of $0.39 per share.

•	Declares an additional accelerated dividend of $0.39 per share for the fourth quarter 2012, payable in December 2012.

•	Acquisition of two car carriers in combination with long-term charters.

•	Recently raised $194 million of equity and senior unsecured bonds.

•	Selected key financial data:

	Three Months Ended
	Sep 30, 2012	Jun 30, 2012
Charter revenues(1)	$179m	$182m
EBITDA(2)	$145m	$150m
Net income	$35m	$61m
Earnings per share	$0.44	$0.77
Dividend per share	$0.39	$0.39

Dividends and Results for the Quarter Ended September 30, 2012

The Board of Directors has declared a third quarter cash dividend of $0.39 per share. The Board has noted that a significant part of the Company's U.S. shareholder base may be subject to increased dividend taxation for 2013. In view of this, the Board has decided to accelerate the dividend payment for the fourth quarter 2012 such that the dividend can be paid out together with the third quarter dividend in December 2012.

The combined dividend of $0.78 per share will be paid on or about December 28, 2012 to shareholders of record as of December 20, 2012. The ex-dividend date will be December 18, 2012. In view of the acceleration of the fourth quarter 2012 dividend payment, no additional dividend payment can be expected prior to the declaration of the first quarter dividend in 2013.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $74.3 million, or $0.94 per share, in the third quarter of 2012. This number excludes $14.6 million of revenues classified as 'repayment of investments in finance lease', and also excludes $88.9 million of charter revenues earned by assets classified as 'investment in associate'.

The cash sweep agreement with Frontline had a net positive effect of $10.2 million, or $0.13 per share in the third quarter. This includes a positive contribution of $13.0 million relating to 23 vessels, less a $2.8 million negative adjustment relating to the remaining five vessels. A total of $40.1 million has accumulated in the first three quarters of 2012.

The Company recorded a $1.9 million gain on sale of vessels in the quarter arising from the sale of the 20-year old combination carrier Front Rider. The net cash proceeds to Ship Finance after repayment of associated debt was $2.5 million, including a charter termination compensation payment from Frontline of $0.4 million.

1.
Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates' and accrued cash sweep income. The numbers include cash sweep accrual in Frontline Shipping Limited only, as there was no accrued cash sweep in Frontline Shipping II Limited for the nine months ended September 30, 2012.

2.	EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Reported net operating income pursuant to U.S. GAAP for the quarter was $35.1 million, or $0.44 per share, and reported net income was $34.6 million, or $0.44 per share.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "We continue to diversify our portfolio and deliver positive results and quarterly cash dividends. Our standing in the financial markets is demonstrated by the successful equity and bond placements in October, in addition to the recent bank financing of the newly acquired car carriers.

Mr Hjertaker continued: "We see an increasing number of investment opportunities and have recently acquired two car carriers at very attractive terms. We are well positioned for continued selective growth within our core segments, and expect to invest the remaining portion of the newly raised capital within the next four to six month period."

Business Update

As of September 30, 2012, and adjusted for subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 68 vessels and rigs was approximately $5.4 billion, with an average remaining charter term of 6.8 years, or 10.2 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.

Ship Finance's newbuilding program is progressing according to plan, and the Company currently has five vessels remaining under construction. This includes a 32,000 dwt Handysize drybulk carrier and four 4,800 teu container vessels, all scheduled to be delivered in 2013. All the vessels have been chartered out on medium- to long-term charters.

In October 2012, the 1991-built combination carrier Front Climber was delivered to its new owners and we simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $8.9 million including a compensation of $0.6 million payable by Frontline for the early termination of the lease. As a result of the sale, the Company expects to record a book gain of approximately $1.1 million in the fourth quarter of 2012.

In November 2012, the 1991-built combination carrier Front Driver was delivered to its new owners and we simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $9.6 million including a compensation of $0.5 million payable by Frontline for the early termination of the lease. As a result of the sale, the Company expects to record a book gain of approximately $3.3 million in the fourth quarter of 2012.

In October 2012, the Company agreed to acquire two modern 6,500 CEU car carriers, built in Japan. The vessels have already been delivered to Ship Finance, and commenced their new 5-year charters to an investment grade logistics company in Asia. The transaction added approximately $85 million to our fixed-rate charter backlog. We have arranged 70% financing of the purchase price at favorable terms, and the aggregate net cashflow is projected to be approximately $4.8 million per year, after estimated operating expenses, loan interest and amortization.

According to market sources, the crude oil tanker market remained at low levels in the third quarter, and the soft market continued into the first part of the fourth quarter. There are signs of improvements in the VLCC market, but we do not expect this to have a material effect on the fourth quarter overall.

Despite the depressed tanker spot market in the quarter, approximately 80% or 23 out of the 28 vessels on charter to Frontline generated a full cash sweep effect of approximately $13.0 million in the third quarter. This is due to the low threshold rates for these vessels, and is in line with the cash sweep contribution in the previous two quarters. For the remaining five vessels with higher threshold rates, $2.8 million of the cash sweep accumulated in the first half of 2012 was reversed in the third quarter. The net additional cash sweep contribution in the quarter was therefore $10.2 million, and the aggregate cash sweep for the nine months ended September 30, 2012 was approximately $40.1 million.

At quarter-end, there was no accrual to the 25% profit split calculation in excess of the original based rates. $50 million of profit share will need to accumulate before profit share revenues are recognized in the consolidated accounts.

The Company has seven feeder-size 1,700-2,800teu container vessels employed in the short-term charter market, with six of the vessels on charter and one vessel seeking employment. Market sources are reporting prevailing charter rates only marginally above operating expenses, and the fourth quarter is seasonally a soft period with fewer charter requirements. The Company's intention is to continue employing these vessels in the short-term market until long-term charter rates recover.

Four of our Handysize drybulk carriers are also trading in the short-term market. The Baltic Exchange Handysize Index was on average approximately $8,000 per day in the third quarter compared to approximately $9,200 per day in the second quarter. With a long-term charter market only marginally higher than the short-term market, the Company's intention is to continue employing these four Handysize vessels in the short-term market as well until long-term charter rates recover.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $86 million of combined charter revenues in the third quarter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers and drybulk carriers. The vast majority of these vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of September 30, 2012, Ship Finance had $67 million in cash and cash equivalents, and the Company is in compliance with all financial covenants. Many of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

Subsequent to quarter-end, the Company raised a net amount of $89 million in a public offering issuing 6 million new shares. The proceeds were partly used as payment for the two recently acquired car carriers.

In October, the Company also successfully placed a five-year senior unsecured bond in the Norwegian credit market with an interest of NIBOR + 5.00% p.a. The principal amount of the notes is NOK 600 million, or the equivalent of $105 million and was drawn down in October 2012. The Company has swapped all payments to USD with a fixed interest rate of 6.06% p.a.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $213 million relating to two drybulk carriers and four container vessels. We have secured long-term bank financing for all vessels under construction, and have paid significant amounts to the shipyards already. The remaining net capital expenditures at quarter-end relating to newbuildings were therefore limited to approximately $21 million.

	4Q 2012	2012	Total
Drybulk	$11 mill.	$6 mill.	$17 mill.
Container	$23 mill.	$173 mill.	$196 mill.
Total investment	$34 mill.	$179 mill.	$213 mill.
Committed financing	$(36) mill.	$(156) mill.	$(192) mill.
Net investment (1)	$(2) mill.	$23 mill.	$21 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Subsequent to quarter end, the Company has arranged a $53 million 5-year secured loan facility which will part-finance the acquisition of the two modern car carriers acquired in October and November. The loan is expected to be drawn down in December, and in the meantime the vessel acquisition has been funded from our cash position.

Strategy and Outlook

The management is committed to continue the conservative profile of the Company, with a strategy to charter out the majority of our assets on long-term contracts to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 10 years average remaining weighted charter coverage provides the Company with a robust business platform, and supports a predictable long-term dividend capacity.

The combination of a supply/demand imbalance in most segments and a constrained financing environment across the shipping industry has led to vessel values near all-time low levels. Ship Finance has managed through this period without any issues or covenant violations on bank financings, and we have recently demonstrated our access to new attractively priced funding. Banks give priority to larger entities with demonstrated access to the capital market, and we believe the combination of a challenging banking market and low asset prices will create significant opportunities for Ship Finance.

We see an increasing number of investment opportunities and have recently acquired two car carriers at very attractive terms. We are well positioned for continued selective growth within our core segments, while always maintaining our conservative profile.

Accounting Items

Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

November 29, 2012

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009

Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2012 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep, 30	Jun, 30	2011
except per share data)	2012	2012	(audited)

Charter revenues - operating lease	31,476	34,215	120,024
Charter revenues - finance lease(1)	47,263	47,856	380,518
Revenues classified as Repayment of investment in finance leases(1)	(14,612)	(14,754)	(205,910)
Profit share income(2)	-	-	482
Cash sweep income	10,162	16,312	-
Total operating revenues	74,289	83,629	295,114
Gain / (loss) on sale of assets and termination of charters	1,923	21,704	8,468

Vessel operating expenses	(25,364)	(23,142)	(81,063)
Administrative expenses	(2,133)	(2,272)	(9,885)
Depreciation	(13,583)	(13,533)	(49,929)

Total operating expenses	(41,080)	(38,947)	(140,877)

Operating income	35,132	66,386	162,705

Results in associate(3)	10,669	11,219	50,902
Interest income from associates and long term investments(3)	5,661	5,653	21,851
Interest income, other	1,198	1,137	1,550
Interest expense	(22,067)	(21,635)	(96,247)
Amortisation of deferred charges	(1,500)	(1,415)	(7,131)
Gain on sale of associate	-	-	4,064
Other financial items	(710)	9	(2,111)
Impairment adjustment to investment	-	(463)	-
Mark to Market of Derivatives	6,176	335	(4,408)
Taxes	-	-	-
Net income	34,559	61,226	131,175

Basic earnings per share ($)	0.44	0.77	1.66

Weighted average number of shares	79,225,000	79,225,000	79,125,000
Common shares outstanding	79,225,000	79,225,000	79,125,000

(1)	'Full year 2011' includes the $106 million compensation received from Frontline.
(2)	Frontline prepaid $50 million in profit share in December 2011. Remaining threshold before additional profit share will accrue is $50 million.
(3)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2012 REPORT (UNAUDITED)

BALANCE SHEET	Sep, 30	Jun, 30	Dec 31, 2011
(in thousands of $)	2012	2012	(audited)
ASSETS
Short term
Cash and cash equivalents	66,818	100,788	94,915
Available for sale securities	40,359	39,664	23,324
Amount due from related parties	41,195	30,451	9,775
Other current assets	72,988	73,562	64,749

Long term
Newbuildings and vessel deposits	73,780	61,965	123,750
Vessels and equipment, net	960,400	973,982	896,830
Investment in finance leases	1,116,191	1,135,736	1,159,900
Investment in associate(1)	219,907	203,588	169,838
Amount due from related parties- Long term(1)	235,163	248,775	274,184
Deferred charges	22,943	24,327	25,723
Other long-term assets	52,259	51,252	53,140

Total assets	2,902,003	2,944,090	2,896,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	220,051	209,378	150,342
Other current liabilities	20,622	18,315	19,385
Amount due to related parties	7,495	6,704	4,421

Long term
Long term interest bearing debt	1,630,480	1,689,905	1,760,122
Other long term liabilities	113,975	112,327	104,767

Stockholders’ equity(2)	909,380	907,461	857,091
Total liabilities and stockholders’ equity	2,902,003	2,944,090	2,896,128

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of September 30, 2012, 'Stockholders' equity' excludes $156.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 THIRD QUARTER 2012 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep, 30	Jun, 30	2011
	2012	2012	(audited)
OPERATING ACTIVITIES
Net income	34,559	61,226	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	14,419	14,288	54,243
Impairment adjustment to investment	-	463	-
Adjustment of financial derivatives to market value	(6,176)	(335)	4,408
Gain on sale of assets and termination of charters	(1,923)	(21,704)	(8,468)
Gain on sale of associate	-	-	(4,064)
Result in associate	(10,669)	(11,219)	(50,902)
Stock based compensation	126	170	1,408
Gain on re-purchase of Company Bonds	-	(49)	(521)
Other	(714)	(657)	(571)
Change in operating assets and liabilities	(9,530)	(24,312)	36,953
Net cash provided by operating activities	20,092	17,871	163,661

INVESTING ACTIVITIES
Repayment of investments in finance leases	14,324	14,471	204,874
Restricted cash released/(placed)	-	-	5,601
Proceeds from sale of vessel/new buildings	11,096	(1,883)	71,461
Net investment in newbuildings and vessel deposits	(11,815)	(11,419)	(156,223)
Purchase of vessels	-	-	(151,562)
Cash arising from sale of associate	-	-	37,048
Cash received from /(Investment in) associates(1)	14,387	14,163	56,702
Other assets / investments	-	678	(73,763)
Net cash (used in) provided by investing activities	27,992	16,010	(5,862)

FINANCING ACTIVITIES
Proceeds from long and short term debt	4,600	24,948	408,592
Expenses paid in connection with securing finance	(116)	(204)	(17,822)
Repayment of long and short term debt	(56,302)	(36,306)	(394,747)
Re-purchase of Company bonds	-	(764)	(23,230)
Cash settlement of derivatives	-	-	-
Cash received from share issue	685	-	-
Payments in lieu of issuing shares for exercised share options	(23)	(1,455)	-
Cash dividends paid	(30,898)	(30,898)	(122,644)
Net cash provided by (used in) financing activities	(82,054)	(44,679)	(149,851)

Net (decrease) increase in cash and cash equivalents	(33,970)	(10,798)	7,948
Cash and cash equivalents at start of period	100,788	111,586	86,967
Cash and cash equivalents at end of period	66,818	100,788	94,915

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 THIRD QUARTER 2012 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended September 30, 2012
	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Charter revenues - finance lease	31,444	47,731	-	79,175
Revenues classified as Repayment of investment in finance leases	(21,401)	(30,572)	-	(51,973)
Charter revenues - operating lease			9,719	9,719
Total operating expenses	-	(7)	(8,569)	(8,576)
Interest expense, related party(2)	(1,632)	(3,263)	-	(4,895)
Interest expense, other	(5,759)	(6,956)	-	(12,715)
Other items	(60)	(6)	-	(66)
Net income(3)	2,592	6,927	1,150	10,669

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'.
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of September 30, 2012
	SFL West Polaris	SFL Deepwater	CMA CGM Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Real(1)
Cash and cash equivalents	-	-	376	376
Investment in finance leases	548,000	1,151,455	-	1,699,455
Other assets	10,955	19,915	6,440	37,310
Total assets	558,955	1,171,370	6,816	1,737,141

Short term and current portion of long term interest bearing debt	411,521	120,229	-	531,750
Other current liabilities	4,413	6,827	-	11,240

Long term interest bearing debt	-	731,084	-	731,084
Long term loans from shareholders, net	71,456	163,707	-	235,163
Other long term liabilities	545	7,452	-	7,997

Stockholders equity(2)	71,020	142,071	6,816	219,907

Total liabilities and stockholders’ equity	558,955	1,171,370	6,816	1,737,141

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real.
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 THIRD QUARTER 2012 (UNAUDITED)

EBITDA	Three months ended		Full year
(in thousands of $)	Sep, 30 2012	Jun, 30 2012	2011
Net income	34,559	61,226	131,175

Add:
Mark to Market of Derivatives	(6,176)	(335)	4,408
Other financial items	710	(9)	2,111
Amortisation of deferred charges	1,500	1,415	7,131
Interest expense	22,067	21,635	96,247
Interest income, other(1)	(17)	(26)	(188)
Interest income from associates	(4,894)	(4,895)	(19,575)
Results in associate	(10,669)	(11,219)	(50,902)
Depreciation	13,583	13,533	49,929
Cash sweep income(2)	2,858	(2,858)	-
Long-term investment impairment charge	-	463	-
Gain on sale of assets and termination of charters	(1,923)	(21,704)	(8,468)
Gain on sale of associate	-	-	(4,064)
Revenues classified as Repayment of investment in finance leases	14,612	14,754	205,910
Compensation payments on Frontline charters	-	-	(106,000)
Other reconciling items	(1,290)	(998)	(2,633)
Investment in associate:
Charter revenues - finance lease	79,175	78,159	365,294
Charter revenues - operating lease	9,719	9,869	28,607
Total operating expenses	(8,576)	(8,732)	(25,199)

EBITDA(3)	145,238	150,279	673,783

(1)	Interest income excludes interest income generated from financial investments.
(2)
Reversal of the cash sweep in respect of the five VLCC vessels chartered to Frontline Shipping II Limited which was previously recorded in the second quarter is adjusted in the period the income originally was reported, for comparison purposes.

(3)
'EBITDA' is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 18, 2012

	By:	/s/ Ole B. Hjertaker
	Name	Ole B. Hjertaker
	Title	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)